

January 29, 2024

Zihao Liu
Chief Financial Officer
Meiwu Technology Company Limited
1602, Building C, Shenye Century Industrial Center
No. 743 Zhoushi Road , Hangcheng Street
Bao'an District
Shenzhen, People's Republic of China

      Re: Meiwu Technology Company Limited
          Amendment No. 2 to Form 20-F for Fiscal Year Ended December 31, 2022
          File No. 001-39803

Dear Zihao Liu:

We have reviewed your December 27, 2023 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2023 letter.

Amendment No. 2 to Form 20-F

Item 3. Key Information
Our Corporate Structure, page 3

1. We note the structure charts you added in response to comment 4. Please provide your proposed revised disclosure that adds a footnote to disclose the 40% ownership of Heme Yulin.

Permission or Approval Required from the PRC Authorities for the VIE's Operations, page 9

2.   We note your response and revised disclosure in response to prior comment 5. With respect to your PRC counsel, we note your revised disclosure "as confirmed by our PRC counsel, Dacheng ... ." If true, please provide your proposed revised disclosure that states that you relied on the "opinion" of counsel. Please make the same changes to your disclosure in response to prior comment 8 as well. Additionally, with respect to the uncertainty and consequences of any future actions of the PRC government, please provide your proposed revised disclosure to include the risk and related consequences if you do not receive or maintain such permissions or approvals. In this light, we point you to our original comment 8 in the comment letter dated August 11, 2023, to " ... please revise to describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future." (Emphasis added).

Selected Condensed Consolidated Financial Schedule of Meiwu Technology Company Limited, its subsidiaries and the VIE, page 54

3.   We note your revisions in response to comment 9. Please confirm that your annual report for the year ended December 31, 2023 will include similar revisions in your Consolidation of Variable Interest Entity disclosure in Note 3 to your financial statements.

Notes to Consolidated Financial Statements
Note 12. Equity, page F-29

4.   We note your response to comment 12. Please revise your disclosure of the $9.6 million of consideration to be delivered to the sellers in the Yuanxing acquisition on December 12, 2022 to reconcile with the $2,640,000 acquisition purchase price for the issuance of 12 million ordinary shares disclosed in Note 4.

Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services